UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VICTORIA’S SECRET & CO.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

926400102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 926400102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The WindAcre Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,588,190
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,588,190
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,588,190
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.22%
12	TYPE OF REPORTING PERSON (see instructions) IA

Page 2 of 8 pages

CUSIP No. 926400102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The WindAcre Partnership Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,588,190
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,588,190
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,588,190
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.22%
12	TYPE OF REPORTING PERSON (see instructions) PN

Page 3 of 8 pages

CUSIP No. 926400102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Snehal Rajnikant Amin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,588,190
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,588,190
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,588,190
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.22%
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 4 of 8 pages

Item 1(a).	Name of Issuer:

VICTORIA’S SECRET & CO. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Limited Parkway East Reynoldsburg, Ohio 43068

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by:

•     The WindAcre Partnership LLC, a Delaware limited liability company, (“WindAcre”)

•     The WindAcre Partnership Master Fund LP, an exempted limited partnership established in the Cayman Islands (“Master Fund”)

•     Snehal Rajnikant Amin, as the principal beneficial owner of The WindAcre Partnership LLC and the only beneficial owner holding more than 5% (“Mr. Amin”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WindAcre serves as the investment manager of the Master Fund. Mr. Amin is the managing member of WindAcre. By virtue of these relationships, each of WindAcre and Mr. Amin may be deemed to beneficially own the Issuer’s Common Shares directly owned by the Master Fund.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of WindAcre is 2200 Post Oak Blvd., Suite 1580, Houston, Texas 77056.

The principal business address of the Master Fund is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay,

Grand Cayman KY1-9009, Cayman Islands.

Item 2(c).	Citizenship:

Mr. Amin is a citizen of the United States of America.

WindAcre is a limited liability company formed under the laws of the State of Delaware.

The Master Fund is an exempted company formed under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 Par Value (“Common Shares” or “Shares”)

Item 2(e).	CUSIP Number: 926400102

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 5 of 8 pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount Beneficially Owned:

The Master Fund owns 5,588,190 Shares of Ordinary Shares, consisting of 5,588,190 Shares of Ordinary Shares directly held. By virtue of their relationships with the Master Fund discussed in further detail in Item 2, each of WindAcre and Mr. Amin may be deemed to beneficially own the Shares owned by the Master Fund.

This Schedule 13G reports an aggregate of 5,588,190 Shares of Ordinary Shares, consisting of 5,588,190 Shares of Ordinary Shares directly held. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)

Percent of Class:

The following ownership percentages are based on 77,434,945 Shares outstanding, which is comprised of 77,434,945 Ordinary Shares outstanding as of November 24, 2023, as reported in the Issuer’s Form 10-Q dated December 1, 2023.

The 5,588,190 Shares owned by the Master Fund represent approximately 7.22% of the outstanding Shares. By virtue of its relationship with the Master Fund discussed in further detail in Item 2, WindAcre may be deemed to beneficially own 5,588,190 Shares, representing approximately 7.22% of the outstanding Shares and Mr. Amin may be deemed to beneficially own 5,588,190 Shares representing approximately 7.22% of the outstanding Shares.

This schedule 13G reports an aggregate of 5,588,190 Shares, representing approximately 7.22% of the outstanding Shares.

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: []
		(ii)	shared power to vote or to direct the vote: The Master Fund, WindAcre and Mr. Amin share the power to vote or direct the vote of the 5,588,190 Shares owned by the Master Fund.
		(iii)	sole power to dispose or to direct the disposition of: []
		(iv)	shared power to dispose or to direct the disposition of: The Master Fund, WindAcre, and Mr. Amin share the power to dispose or direct the disposition of the 5,588,190 Shares owned by the Master Fund.

Page 6 of 8 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	The WindAcre Partnership Master Fund LP

	By:	The WindAcre Partnership LLC
As Investment Manager

	By:	/s/ Snehal Amin
		Name:	Snehal Amin
		Title:	Managing Member of the Investment Manager

Page 8 of 8 pages